Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, DC 20036-2652 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Christopher J. Zimmerman, Esq.
(202) 419-8402
czimmerman@stradley.com
April 21, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:                      Ms. Lauren Sprague, Esquire

Re:	Nationwide Variable Insurance Trust
File Nos. 002-73024 and 811-03213

Dear Ms. Sprague:

On behalf of Nationwide Variable Insurance Trust (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on March 7, 2016, with regard to Post-Effective Amendment Nos. 190, 191 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on January 21, 2016, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”) for the purpose of registration of a new class of shares to be offered by the NVIT Emerging Markets Fund (the “Fund”).  A reference to a specific “Item” requirement is to the requirements of Form N-1A.

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into the post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Prospectus

1.	Comment: In the last line item of the fee table, please bold the phrase “After Fee Waiver/Expense Reimbursement.”

Response:  The Registrant has bolded the phrase as requested.

2.	Comment: Please add disclosure to the fee waiver/expense reimbursement footnote as to who may terminate the fee waiver and under what circumstances.

U.S. Securities and Exchange Commission
April 21, 2016

Response:  The Registrant has revised the footnote to read:

Nationwide Variable Insurance Trust (the “Trust”) and Nationwide Fund Advisors (“NFA”) have entered into a written contract waiving 0.05% of the management fee to which NFA would be entitled until April 30, 2017.  The written contract may be changed or eliminated only with the consent of the Board of Trustees of the Trust.

3.	Comment: In the comment response letter, please confirm that the fee waiver will only be applied to the one-year period in the Example table.

Response:  The Registrant confirms that the fee waiver will only be applied to the one-year period in the Example table.

4.	Comment: Please add portfolio turnover strategy and risk disclosure if the portfolio turnover rate for the Fund is over 100%.

Response:  The Registrant confirms that the portfolio turnover rate for the Fund for the fiscal year ended 2015 is over 100%.  The Registrant has added portfolio turnover strategy and portfolio turnover risk disclosure to the Principal Investment Strategies and Principal Risks sections of the Prospectus.

5.	Comment: With respect to the “Country risk” disclosure, please consider disclosing which countries the Fund emphasizes.

Response:  The Registrant respectfully declines to revise the disclosure as requested.  The disclosure under “Principal Investment Strategies” states that the Fund invests in securities of companies “tied economically to emerging market countries.”  The disclosure further states that emerging market countries “may be found in regions such as Asia, Latin America, Eastern Europe, the Middle East and Africa.”  The disclosure does not list which countries the Fund emphasizes in order not to limit the countries in which the Fund may invest as part of its principal investment strategy, as such countries may change from time to time.

6.	Comment: In the footnote to the annual total returns bar chart, please add “as of the date of this Prospectus” to the end of the first sentence.

Response:  The Registrant has revised the sentence to read:

The Fund has not commenced offering Class I shares as of the date of this Prospectus.

7.
Comment: With respect to the new multi-manager structure of the Fund, please confirm in the comment response letter whether the portfolio turnover rate is expected to be greater than 100%. If so, please add portfolio turnover strategy and risk disclosure.

U.S. Securities and Exchange Commission
April 21, 2016

Response:  The Registrant confirms that the portfolio turnover rate for the Fund is expected to be greater than 100% and has added portfolio turnover strategy and portfolio turnover risk disclosure to the Principal Investment Strategies and Principal Risks sections of the Prospectus.

8.
Comment:  Per Item 10(a)(1)(iii) of Form N-1A, the discussion of the basis of the Board of Trustees’ approval of the investment advisory and subadvisory agreements for the Funds should be adjacent to the information regarding the compensation of each investment adviser of the Funds.

Response:  The Registrant has moved the applicable disclosure as requested.

Statement of Additional Information

9.	Comment: On page 29 of the SAI, please remove the footnotes to the portfolio turnover table to the extent that the footnotes are not necessary.

Response:  The Registrant respectfully declines to remove the footnotes.  The footnotes will be incorporated into the Registrant’s 485(b) filing, which will include each Fund’s portfolio turnover rates for the fiscal years ended December 31, 2014 and December 31, 2015.

10.
Comment:  On page 32 of the SAI, please revise the sentence in the fourth paragraph with regard to the availability of Form N-Q on the SEC’s website.  As drafted, it implies that the SEC is responsible for the filing of the Form.

Response:  Registrant has revised the sentence to read:

Form N-Q is not required to be mailed to shareholders, but is made available through the EDGAR database on the SEC’s website (www.sec.gov).

11.	Comment: On page 49 of the SAI, please disclose more information about the Rule 12b-1 Plan if it is a compensation-based plan.

Response:  The Registrant confirms that the Rule 12b-1 Plan permits the Funds to compensate the Funds’ principal underwriter for expenses associated with the distribution of certain classes of shares of the Fund. These fees are based on average daily net assets of Class II and Class D shares of each Fund at an annual rate of 0.25%. The applicable disclosure has been revised as follows:

U.S. Securities and Exchange Commission
April 21, 2016

Under the Plan, NFD is paid an annual fee of 0.25% of the average daily net assets of Class II and Class D shares of each Fund, all of which will be considered a distribution fee.

12.	Comment: On page C-1 of the SAI, please include the location of the footnote reference.

Response:  Registrant has added the footnote reference to the third column in the table (“Dollar Range of Investments in Each Fund”).

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact me at (202) 419-8402, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/Christopher J. Zimmerman
Christopher J. Zimmerman, Esquire

cc:           Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jonathan Kopcsik, Esquire